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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   Mehra                Sanjeev                   K.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Goldman, Sachs & Co.
   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York             New York                10004
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name AND Ticker or Trading Symbol

   Hexcel Corporation; NYSE: HXL
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Day/Year

   March 19, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                         2A.        3.           Disposed of (D)                 Owned Follow-  Form:     7.
                                         Deemed     Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                              2.         Execution  Code         ------------------------------- Transac-       (D) or    Indirect
1.                            Transac-   Date, if   (Instr. 8)                   (A)             tions(s)       Indirect  Beneficial
Title of Security             tion Date  any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                    (mm/dd/yy) (mm/dd/yy)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                          14,525,000     I         (1)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


FORM 4 (continued)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================
                                                                                                          9.
                                                                                                          Number
                                                                                                          of        10.
                                                                                                          Deriva-   Owner-
                                                                                                          tive      ship
             2.                                                                                           Securi-   Form of
             Conver-                           5.                              7.                         ties      Deriv-   11.
             sion                              Number of                       Title and Amount           Bene-     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       ficially  Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    Owned     ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-   Direct   direct
             Price    Trans-  tion    action   or Disposed   Expiration Date   ----------------  Deriv-   ing Re-   (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)          Amount    ative    ported    In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------          or        Secur-   Transac-  direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4 and 5)      Date     Expira-          Number    ity      tion(s)   (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series A     (2)      3/19/03         P         47,125       Immed.   (2)      Common  15,708,332  (2)    47,125    (1),(2)  (1),(2)
Convertible                                                                    Stock   (3)                (3)
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B     (2)      3/19/03         P         47,125       Immed.   (2)      Common  3,072,830   (2)    47,125    (1),(2)  (1),(2)
Convertible                                                                    Stock   (4)                (4)
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Non          $4.75                                           (5)      5/9/12   Common  2,000              2,000     (1),(5)  (1),(5)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $4.75                                           (6)      5/9/12   Common  2,000              2,000     (1),(6)  (1),(6)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $5.25                                           Immed.   7/31/11  Common  8,000              8,000     (1),(7)  (1),(7)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.40                                           (8)      5/10/11  Common  2,000              2,000     (1),(8)  (1),(8)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.40                                           (9)      5/10/11  Common  2,000              2,000     (1),(9)  (1),(9)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.3125                                         (10)     12/19/10 Common  10,000             10,000   (1),(10) (1),(10)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.3125                                         (11)     12/19/10 Common  10,000             10,000   (1),(11) (1),(11)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
====================================================================================================================================

Explanation of Responses:  See attached pages.




  /s/ Roger S. Begelman                                     March 21, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date
      Sanjeev K. Mehra by Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.

                                                               Page 3 of 4
Item 1:  Sanjeev K. Mehra                Item 2:  Hexcel Corporation (HXL)
c/o Goldman, Sachs & Co.                           Item 4:  March 19, 2003
85 Broad Street
New York, NY 10004

Explanation of Responses:

(1) The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any. As of March 19, 2003, Goldman Sachs and GS Group may be deemed to beneficially own indirectly in the aggregate 33,306,162 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation (the "Company"), consisting of 14,525,000 shares of Common Stock and 18,781,162 shares of Common Stock issuable upon conversion of shares of Preferred Stock (as defined in footnote 2) as described below, through certain investment partnerships and limited liability companies (the "Funds") of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member, manager or investment manager. The securities reported herein as owned indirectly by the Reporting Person are owned by the Funds.

(2) On March 19, 2003, pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated as of December 18, 2002, by and among certain of the Funds and the Company, certain of the Funds purchased an aggregate of 47,125 shares of the Company's Series A Convertible Preferred Stock, without par value (the "Series A Preferred Stock"), and 47,125 shares of the Company's Series B Convertible Preferred Stock, without par value (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), for an aggregate purchase price of $47,125,000. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Series A Preferred Stock outstanding divided by the initial conversion price of $3.00. Upon a conversion of the Series A Preferred Stock at the option of the holder, accrued but unpaid dividends on shares of Series A Preferred Stock may be paid by the Company, at its option, in cash or in shares of Common Stock. As of March 19, 2003, the shares of Series A Preferred Stock initially would be convertible into 15,708,332 shares of Common Stock, based on the initial conversion price of $3.00. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $195.618 for each share of Series B Preferred Stock outstanding, divided by the initial conversion price of $3.00. As of March 19, 2003, the shares of Series B Preferred Stock initially would be convertible into 3,072,830 shares of Common Stock, based on the initial conversion price of $3.00. The Certificates of Designations governing the Preferred Stock contain customary anti-dilution protection for the shares of Preferred Stock. The Preferred Stock must be redeemed by the Company on January 22, 2010.

(3) Upon conversion of the Series A Preferred Stock at the option of the holder, accumulated but unpaid dividends may be paid by the Company, at its option, in cash or in shares of Common Stock. Dividends begin to accumulate on the Series A Preferred Stock on March 19, 2006. Such number of shares is also subject to a conversion limitation that provides, that in no event may shares of Series A Preferred Stock be convertible into Common Stock to the extent, and at any time that (i) such conversion would cause the holder thereof (together with its affiliates) to have beneficial ownership (which has the meaning used in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that for these purposes, such meaning includes the right to acquire securities, whether or not such right is exercisable immediately) of more than 39.9% of the voting power of the Company's outstanding voting stock and (ii) the Company's 9 3/4% Notes Due 2009 are outstanding and beneficial ownership by any holder or group of holders of at least 40% of the voting power of the Company's outstanding voting stock would constitute a "change of control" thereunder (the "Conversion Limitation").

(4) Such number of shares is subject to the Conversion Limitation.

(5) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to the Reporting Person. The options are exercisable as follows:
667 options on May 9, 2002, 667 options on May 9, 2003 and 666 options on May 9, 2004. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(6) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to an advisory director of Goldman Sachs in his capacity as a director of the Company. The options are exercisable as follows: 667 options on May 9, 2002, 667 options on May 9, 2003 and 666 options on May 9, 2004. The advisory director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(7) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(8) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to the Reporting Person. The options are exercisable as follows:
667 options on May 10, 2001, 667 options on May 10, 2002 and 666 options on May 10, 2003. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

                                                               Page 4 of 4
Item 1:  Sanjeev K. Mehra                Item 2:  Hexcel Corporation (HXL)
c/o Goldman, Sachs & Co.                           Item 4:  March 19, 2003
85 Broad Street
New York, NY 10004

(9) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to an advisory director of Goldman Sachs in his capacity as a director of the Company. The options are exercisable as follows: 667 options on May 10, 2001, 667 options on May 10, 2002 and 666 options on May 10, 2003. The advisory director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(10) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to the Reporting Person. The options are exercisable as follows: 3,334 options on December 19, 2000, 3,333 options on December 19, 2001 and 3,333 options on December 19, 2002. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(11) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to an advisory director of Goldman Sachs in his capacity as a director of the Company. The options are exercisable as follows: 3,334 options on December 19, 2000, 3,333 options on December 19, 2001 and 3,333 options on December 19, 2002. The advisory director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.